Exhibit 13.3

      Certification of the Principal Executive and Financial Officers of
                   Empresas Tolteca de Mexico, S.A. de C.V.
                      Pursuant to 18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Empresas Tolteca de Mexico, S.A. de C.V. (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Lorenzo H. Zambrano, as Chief Executive Officer of the Company, and Hector Medina, as Executive Vice President of Planning and Finance of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


  /s/ Lorenzo H. Zambrano
---------------------------------
Name:    Lorenzo H. Zambrano
Title:   Chief Executive Officer
Date:    May 27, 2005



 /s/  Hector Medina
---------------------------------
Name:    Hector Medina
Title:   Executive Vice President of
         Planning and Finance
Date:    May 27, 2005



This certification is furnished as an exhibit to the Report and accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.